                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      ------------------------------------

                          ENGINEERING ANIMATION, INC.
                           (NAME OF SUBJECT COMPANY)

                          ENGINEERING ANIMATION, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   292872108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                MATTHEW M. RIZAI
                            Chief Executive Officer
                             2321 North Loop Drive
                                Ames, Iowa 50010
                           Telephone: (515) 296-9908
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                With copies to:

          JAMIE A. WADE, ESQ.                        GEORGE C. MCKANN, ESQ.
      Engineering Animation, Inc.                  Gardner, Carton & Douglas
         2321 North Loop Drive                 321 North Clark Street, Suite 2900
            Ames, Iowa 50010                        Chicago, Illinois 60610
       Telephone: (515) 296-6942                   Telephone: (312) 245-8417

  [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is Engineering Animation, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is ISU Research Park, 2321 North Loop Drive, Ames, Iowa 50010. The telephone number of the principal executive offices of the Company is (515) 296-9908.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Schedule 14D-9" or "Statement") relates is the common stock, $0.01 par value, of the Company (the "Common Stock"), together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of January 1, 1996, as amended (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York (the "Rights Agent"). As of August 31, 2000, there were 12,072,619 shares of Common Stock outstanding. Unless the context otherwise requires, as used herein the term "Shares" shall mean shares of Common Stock, including the Rights.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to the cash tender offer by Unigraphics Solutions Inc., a Delaware corporation ("Unigraphics" or "Parent"), and UGS Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), to purchase all of the issued and outstanding Shares at $13.75 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, hereinafter referred to as the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions (including the condition that a majority of the fully diluted Shares are validly tendered) set forth in Purchaser's Offer to Purchase, dated September 13, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto constitutes the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Purchaser with the Securities and Exchange Commission ("SEC") on September 13, 2000.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 5, 2000, by and among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be a direct wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Parent, any of its subsidiaries, including Purchaser, the Company (as treasury stock), and Shares held by stockholders who properly demand appraisal and comply with the provision of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration"). The Merger Agreement is summarized in
Section 11 of the Offer to Purchase.

     The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 13736 Riverport Drive, Maryland Heights, MO 63043.

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

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 that is attached as Annex A to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex A hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) the Purchaser, Parent or their respective executive officers, directors or affiliates.

MERGER AGREEMENT.

     The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 14, respectively, of the Offer to Purchase and filed as an exhibit to the Schedule TO, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

STOCK OPTION AGREEMENT.

     The summary of the Stock Option Agreement dated as of September 5, 2000 among Parent and the Company (the "Stock Option Agreement") contained in Section 11 of the Offer to Purchase and filed as an exhibit to the Schedule TO, which is being mailed to stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stock Option Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

STOCKHOLDERS AGREEMENT.

     The summary of the Stockholders Agreement dated as of September 5, 2000 among Parent, Purchaser and the stockholders of the Company named therein (the "Stockholders Agreement") contained in Section 11 of the Offer to Purchase and filed as an exhibit to the Schedule TO, which is being mailed to stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stockholders Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS.

     OPTIONS.

     The Merger Agreement provides that Parent and the Company will take all actions necessary to provide that each outstanding option to purchase shares of Common Stock (a "Company Stock Option") granted under any stock option plan of the Company and any Company Stock Option agreement that is outstanding immediately prior to the consummation of the Offer, whether or not such Company Stock Option is vested and exercisable immediately prior to the consummation of the Offer, will be canceled, as of the day immediately following the consummation of the Offer, and the holder of each Company Stock Option will be entitled to receive an amount in cash payable at

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

the time of cancellation equal to the excess of (i) the product of (A) the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such Company Stock Option multiplied by (B) the number of shares of Common Stock subject to such Company Stock Option over (ii) any income tax or employment tax withholding required under the Internal Revenue Code of 1986, as amended; provided, however, that holders of Company Stock Options that are not vested as of the day immediately following the consummation of the Offer and that do not vest by their terms upon a change of control, will not be entitled to receive such amount and such Company Stock Options will be canceled as of such date.

     The following table sets forth, with respect to each of the executive officers and each of the directors of the Company, (i) the number of Shares subject to Company Stock Options with exercise prices below $13.75 per share that will be vested prior to the consummation of the Offer, (ii) the number of Shares subject to Company Stock Options with exercise prices below $13.75 per share that will vest upon the consummation of the Offer, (iii) the total number of Shares that will be converted into the right to receive cash as a result of the consummation of the Offer, (iv) the weighted average exercise price of the options and (v) the aggregate value of such options based upon the $13.75 Offer Price (i.e., the total cash value less the exercise price).

                                                OPTION        OPTION
                                                SHARES        SHARES        TOTAL     WEIGHTED AVERAGE      AGGREGATE
                                                VESTED      VESTED DUE     OPTION      EXERCISE PRICE       VALUE OF
EXECUTIVE OFFICERS                             PRE-OFFER    TO OFFER(1)    SHARES      PER SHARE ($)       OPTIONS ($)
------------------                             ---------    -----------    -------    ----------------    -------------
  Matthew M. Rizai.........................     214,289       150,000      364,289         $5.52          $2,998,844.01
  Robert M. Nierman........................           0        75,000       75,000         $8.50          $  394,025.00
  Martin J. Vanderploeg....................     303,903        50,000      353,903         $3.60          $3,592,881.05
  Jamie A. Wade............................      12,600        32,100       44,700         $7.09          $  297,635.13
  Michael K. O'Gara........................           0        50,000       50,000         $8.50          $  262,500.00
  Robert L. Cyr............................           0        80,000       80,000         $8.28          $  437,440.00
  Jeff D. Trom.............................      25,875             0       25,875         $1.93          $  305,788.88
NON-EMPLOYEE DIRECTORS
-------------------------------------------
  Michael M. Crow..........................      10,200             0       10,200         $6.96          $   69,218.40
  Laurence J. Kirshbaum....................      12,000             0       12,000         $8.73          $   60,256.13

---------------
(1) Shares subject to unvested options that were accelerated and vested pursuant to the existing terms of their option agreements with the Company as a result of the transactions contemplated by the Merger Agreement.

     INTERESTS OF CERTAIN PERSONS.

     Certain members of the Company's management and the Board of Directors of the Company (the "Company Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company shareholders and option holders generally. The Company Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

     EMPLOYMENT AND SEVERANCE ARRANGEMENTS.

     The Company's employment agreements with executive officers generally state an executive's initial compensation and bonus and provide the mechanism for future adjustments. The initial terms of recent employment agreements have been two years, with amendments to expiring agreements extending the terms until December 31, 2003.

     The Company also has severance arrangements with executive officers. Under these arrangements, executive officers would receive a lump sum payment equal to the sum of the base salary and bonus paid to them in the prior year. Drs. Rizai and Vanderploeg's agreements provide

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

for two-times this amount. Mr. Nierman would receive three-times his then current annual salary and bonus, or two-times this amount if a change in control occurred after the first 18 months of his employment. Mr. O'Gara would receive two-times his then current annual salary and bonus, or one and one-half-times this amount if employment terminated after the first 12 months of his employment. Each of the arrangements also provides for additional employee benefits and a pro rata bonus for the year of termination. The vesting of stock options held by Drs. Rizai and Vanderploeg and Messrs. Nierman, Wade, O'Gara and Cyr would accelerate, with registration rights for Drs. Rizai and Vanderploeg.

     Severance is triggered if the Company terminates an executive's employment without cause or if an executive terminates employment for good reason, which includes a change in control for all of the executives except Mr. Cyr. A change in control for purposes of these provisions will occur on the consummation of the Offer. In some instances, severance is payable upon an executive's death or permanent disability.

     Drs. Rizai, Vanderploeg and Trom and Mr. Wade have entered into amendments to their employment agreement pursuant to which they have agreed, among other things, not to compete with the Company's business and not to solicit or to hire current or former employees of the Company, Parent or Purchaser for 12 months following termination of employment with the Company and/or Parent or Purchaser. The amendments terminate in the event that the Merger is not consummated. Mr. Nierman has entered into a noncompetition agreement in connection with his employment agreement, pursuant to which he agreed not to compete with the Company's business or solicit employees for a period of one year following termination of employment.

     The Company has been advised that Drs. Rizai, Vanderploeg and Mr. Cyr plan not to continue with the Company after the Effective Time. These executives may provide consulting services to Parent after the Effective Time. Parent expects that Mr. Nierman and most of the Company's other executive officers will continue with the Company after the Effective Time. Mr. O'Gara is expected to remain with the Company for a transition period of at least three months. The Company has been advised that Parent plans to offer current Company executive officers who will remain with Parent for more than a transition period new employment agreements with Parent, effective as of the Effective Time. These agreements are expected to provide for payment of a retention bonus approximately equal to the severance payment the executive officer would have received had he elected not to continue his employment plus an additional incentive amount, annual compensation at substantially the same level as currently in place and, in some cases, options to purchase shares of Parent's common stock. The Company has been advised that in addition to the amount he will receive as severance, Mr. O'Gara will be offered a short term bonus to remain employed for the transition period.

     Assuming that the consummation of the Offer occurs on October 11, 2000, the severance benefits (any lump sum payment payable and any pro-rata bonus, but excluding the value attributable to the stock options discussed above, welfare benefit continuation, outplacement assistance and other benefits and without taking into account the amount, if any, of any tax reimbursement payment) that would be payable to executive officers if their employment were terminated in accordance with the terms of their respective severance arrangements would approximately be as follows: Dr. Rizai, $1,323,333; Mr. Nierman, $1,478,845; Dr. Vanderploeg, $1,156,667; Mr. Wade, $281,666; Mr. O'Gara, $578,000; Mr. Cyr,
$350,000; and Dr. Trom, $295,000.

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

     EMPLOYEE BENEFIT PLANS.

     The Merger Agreement provides that for purposes of all employee benefit plans, programs and arrangements maintained by or contributed to by Parent for which the Company's employees are eligible to participate ("Parent Benefit Plan"), Parent will treat the prior service with the Company and its affiliates of each person who is an employee or former employee of the Company or its subsidiaries immediately prior to the Merger (a "Company Employee") as service rendered to Parent for purposes of eligibility to participate in and vesting thereunder (but not benefit accrual) to the same extent that service is recognized under corresponding plans, programs or arrangements of the Company or its affiliates prior to the Merger, so long as the crediting of service does not duplicate any benefit or the funding of such benefit. Company Employees will also be given credit for any deductible or co-payment amounts paid in respect of the plan year in which the Merger occurs to the extent applicable. Parent will also cause each Parent Benefit Plan to waive any preexisting condition that was waived under the terms of any Company Benefit Plan immediately prior to the Merger or waiting period limitation that would otherwise be applicable to a Company Employee on or after the Merger.

     THE COMPANY BOARD.

     The Merger Agreement provides that promptly upon the purchase of and payment for any Shares by Parent or Purchaser pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the nearest whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (giving effect to the directors so designated by Parent) multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. In furtherance thereof, the Company will, upon request of Purchaser, promptly either increase the size of the Company Board or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent's designees to be so elected to the Company Board, and will cause Parent's designees to be so elected. At such time, the Company will also cause persons designated by Parent to have proportionate (but not less than majority) representation on (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board.

     INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE.

     Pursuant to the Merger Agreement, Parent agreed that the surviving corporation will indemnify and hold harmless all those persons entitled to indemnification from the Company and its subsidiaries as provided in their respective certificates of organization or by-laws (each an "Indemnified Party") against all liabilities arising out of actions or omissions occurring at or prior to the Effective Time, and to the advancing of expenses to any Indemnified Party promptly upon receipt of an undertaking from such party that such expenses will be repaid should it ultimately be determined that such party was not entitled to indemnification.

     The Merger Agreement also provides that the surviving corporation will maintain, for three years after the Effective Time, the Company's existing directors' and officers' liability insurance ("D&O Insurance") covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently covered by the Company's D&O Insurance on terms with respect to coverage and amount no less favorable than the current terms; provided, that it may substitute therefor policies of substantially similar coverage and amounts containing terms no less favorable to such former directors or officers; provided, further, that in no event will it be required to

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

pay aggregate premiums for this insurance in excess of 125% of the aggregate premiums paid by the Company in 1999 for such purpose.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF THE COMPANY BOARD.

     The Company Board, at a meeting held on September 4, 2000, unanimously approved and declared advisable the Offer, the Merger, the Merger Agreement, the Stock Option Agreement and the transactions contemplated by Purchaser and Parent pursuant to the Offer and the other transactions contemplated by the Merger Agreement. In addition, the Company Board exempted the Merger Agreement, the Stockholders Agreement, the Stock Option Agreement and the transactions contemplated thereby from the restrictions of Section 203 ("Section 203") of the DGCL. At this meeting, the Company Board unanimously recommended that the Company's stockholders accept the Offer and tender their shares pursuant to the Offer.

BACKGROUND OF THE OFFER.

     In early October 1999, John Mazzola, Parent's President and Chief Executive Officer at that time, contacted Matthew Rizai, the Company's Chairman and Chief Executive Officer, regarding a possible business combination. On October 26, 1999, Mr. Mazzola and Douglas Barnett, Parent's Chief Financial Officer, met with representatives of the Company, including Dr. Rizai, Martin Vanderploeg, Executive Vice President, and Jamie Wade, General Counsel, to discuss the potential combination. Parent's financial advisors, Morgan Stanley & Co. Incorporated, and the Company's financial advisors, J.P. Morgan & Co. and Colonnade Financial Advisors LLC ("Colonnade"), attended the meeting. At that meeting, after executing a non-disclosure agreement, the parties reviewed the Company's business, including certain confidential financial projections of the Company. The parties also discussed preliminary pricing issues.

     From October 1999 to May 2000, there were no significant discussions between Parent and the Company regarding a business combination. During this period, Parent and the Company each continued to discuss visualization technology solutions with General Motors Corporation ("GM"), one of the largest customers of both the Parent and the Company. Because the technologies and services offered by Parent and the Company were complementary, GM encouraged the parties to reconsider a business combination.

     On May 24, 2000, Mr. Mazzola sent Dr. Rizai a letter expressing Parent's interest in acquiring the Company. The proposal involved a purchase of all of the Company's outstanding stock for consideration valued at $15.00 per share, subject to the results of a due diligence review. The proposal called for individual lock-up agreements with the principal shareholders of the Company and an option to purchase newly issued shares of the Company's common stock up to 19.9% of the Company's outstanding common stock.

     On June 7, 2000, Mr. Mazzola and Dr. Rizai met in New York to discuss further the Company's business and financial prospects. Also attending the meeting were Mr. Barnett of Parent and Dr. Vanderploeg, Mr. Wade, Michael O'Gara, Chief Financial Officer of the Company, and Robert Nierman, Chief Operating Officer of the Company, as well as each party's financial advisors.

     On June 12, 2000, Messrs. Mazzola, Barnett and Anthony Affuso, then serving as Executive Vice President of Parent, met in Minneapolis, Minnesota, with some of the Company's financial, operations and technical management led by Mr. Nierman to discuss certain financial and other information requested by Parent at the June 7th meeting.

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

     Based on the results of these meetings, Parent expressed its interest in continuing the discussions regarding an acquisition of the Company, but not at the price stated in the May 24th letter. On June 15, 2000, at the Company's request, Parent sent a second letter to Dr. Rizai indicating a desire to negotiate a definitive agreement to purchase all of the Company's outstanding stock for consideration valued at $13.00 per share, subject to the same terms and conditions stated in the May 24th letter. The Company responded that it was not interested in pursuing a business combination with Parent on those terms.

     In early July 2000, members of the Company's management and the Company's financial advisors had discussions with a third party regarding a possible business combination transaction. Those discussions were terminated by the third party when it informed the Company that it had no interest in pursuing a transaction at that time.

     On July 12, 2000, Mr. Affuso was elected as the President and Chief Executive Officer of Parent, replacing Mr. Mazzola who had previously announced his intent to retire.

     On July 24, 2000, Mr. Affuso met with GM representatives at Parent's Cypress, California office. At that meeting, GM again encouraged Parent to pursue an acquisition of the Company.

     On August 15, 2000, Parent sent a third letter to the Company indicating Parent's interest in acquiring all of the outstanding shares of the Company's stock at a price of between $11 and $14 per share. The Company requested that representatives of the parties meet to discuss the terms of the proposal.

     On August 17, 2000, representatives of the parties and their financial advisors (including Goldman, Sachs & Co. ("Goldman Sachs") and Colonnade on behalf of the Company) met in Minneapolis, Minnesota, to discuss the proposed transaction and the scope and timing of Parent's due diligence investigation. Following this meeting, the Company began to provide requested financial and other information to Parent.

     The companies' executive teams and their financial advisors met in Denver on August 24 and 25, 2000. The Company's line of business executives and other Company executives made business, technical and financial presentations regarding the Company and its product and service offerings.

     In late August 2000, the Company's financial advisors contacted the third party involved in the early July 2000 discussions to determine whether the third party was interested in further discussions. The third party again stated that it had no interest at that time in pursuing a transaction.

     On August 27, 2000, representatives of both companies conducted numerous conference calls discussing the price and major conditions of the proposed acquisition. On August 28, 2000, Parent sent a letter to the Company proposing to acquire all of the outstanding shares of the Company's stock for $13.50 per share in cash. The parties' discussions regarding the price and other principal terms of Parent's offer continued until August 30, 2000, at which time Mr. Affuso and Dr. Rizai agreed to a price of $13.75 per share and the other principal terms of the transaction described herein.

     Between August 30 and September 4, 2000, attorneys and representatives of both parties engaged in continuous negotiations regarding the terms of the Merger Agreement, Stock Option Agreement and Stockholders Agreement, reaching agreement on the final terms late on September 4th. Parent's Board of Directors approved the transaction on September 1, 2000. The Company Board approved the transaction on September 4, 2000.

     On the morning of September 5, 2000, before the opening of trading on the New York Stock Exchange and the Nasdaq Stock Market, Parent and the Company issued a joint press release announcing that they had executed the Merger Agreement and associated agreements.

REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

     In approving the Offer, the Merger, the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant thereto, the Company Board considered a number of factors, including:

     Financial Condition and Prospects of the Company. The Company Board considered the financial condition, results of operations, business and prospects of the Company if it were to remain independent. The Company Board discussed the Company's current strategic plans, including the risks associated with achieving and executing the Company's business plans, as well as the competitive environment in which the Company operates. The Board also considered management's belief that the Company and Parent have similar corporate cultures, the complementary nature of the two companies' products, and the experience, size and financial strength of Parent, including Parent's ability to fund the Offer and the Merger using a credit facility between it and Electronic Data Systems Corporation, the majority owner of Parent.

     Historical Stock Price Performance. The Company Board reviewed the historical stock price performance of the Company and noted that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger would represent a premium of approximately 24% over the closing price of the Shares on Nasdaq on September 1, 2000, 33% over the 10-day average closing price, 60% over the one-month average closing price, and 33% over the six-month average closing price, in each case prior to September 1, 2000.

     Goldman Sachs Presentation. The Company Board took into account the presentations of Goldman Sachs with respect to the financial terms of the Offer and the Merger and the opinion of Goldman Sachs to the effect that, as of the date of such opinion, and subject to the matters set out in such opinion, the $13.75 per share in cash to be received by the holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A copy of Goldman Sachs' opinion is included as Annex B to this Schedule 14D-9 and is incorporated herein by reference. Holders of Shares should read Goldman Sachs' opinion in its entirety for a description of procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by Goldman Sachs.

     Terms and Conditions of the Offer and the Merger. The Company Board considered the terms and conditions of the Merger Agreement as well as the terms of the Stock Option Agreement and the Stockholders Agreement. The Company Board noted that the transaction was being structured as a cash tender offer for all Shares, and it would permit all holders of Shares to participate on the same basis. The Company Board also noted that the Offer contains no financing condition and that there are limited conditions to Parent's obligations to consummate the Offer, including the consents and approvals required to consummate the Offer and the Merger, such as regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and foreign antitrust laws, and the favorable prospects for receiving such consents and approvals.

     Other Potential Transactions. The Company Board also considered the information provided by Goldman Sachs concerning the process that had been conducted on behalf of the Company by Goldman Sachs since December 1999, including information regarding discussions and meetings held by Goldman Sachs and the Company's management with other potential acquirors of the

Company. The Company Board noted that none of those discussions had resulted in proposals to acquire the Company that were more favorable to the Company and its stockholders than the Offer and the Merger. The Company Board also noted that the Merger Agreement would permit the Company to terminate the Merger to accept an unsolicited superior proposal from a third party (subject to payment of the $8,000,000 termination fee).

     The Company Board did not quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendation as being based on the totality of the information presented to and considered by the Company Board. In addition, individual members of the Company Board may have given different weights to different factors.

     The foregoing discussion of the information and factors considered and given weight by the Company Board is not intended to be exhaustive but is believed to include all material factors considered by the Company Board.

INTENT TO TENDER.

     After reasonable inquiry and to the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender all Shares held of record or beneficially owned by such person or entity to the Purchaser in the Offer. Certain senior executives of the Company have entered into the Stockholders Agreement pursuant to which, among other things, they have agreed to tender their Shares in accordance with the Offer and to vote the Shares beneficially owned by them in favor of the Merger. See Items 2 and 3 above.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company engaged Goldman Sachs pursuant to the terms of a letter agreement, dated as of December 17, 1999 (the "Goldman Sachs Engagement Letter"), to assist the Company as its financial advisor in connection with the possible sale of all or a portion of the Company (a "Transaction"). In addition, the Company engaged Colonnade Advisors LLC ("Colonnade"), its long-standing financial advisor, to assist the Company for this Transaction pursuant to the terms of letter agreements dated April 18, 2000 and May 25, 2000 (the "Colonnade Engagement Letters").

     Pursuant to the terms of the Goldman Sachs Engagement Letter, the Company agreed to pay Goldman Sachs a transaction fee of 2.0% of the sum of the aggregate consideration paid in connection with the Offer and the Merger (including amounts paid to holders of options, warrants and convertible securities)and the principal amount of all indebtedness for borrowed money of the Company outstanding, as set forth in the most recent consolidated balance sheet of the Company prior to consummation of the Offer, but in no event shall the transaction fee be less than $2.5 million.

     Pursuant to the terms of the Colonnade Engagement Letters, the Company agreed to pay Colonnade a transaction fee of 0.5% of the sum of the aggregate consideration paid in connection with the Offer and the Merger (including amounts paid to holders of options, warrants and convertible securities)and the principal amount of all indebtedness for borrowed money of the Company outstanding.

     The Company has also agreed to reimburse Goldman Sachs and Colonnade for reasonable out-of-pocket expenses, including the fees and disbursements of its attorneys, and to indemnify

Goldman Sachs and Colonnade and related parties against certain liabilities arising out of or in connection with or as a result of Goldman Sachs' or Colonnade's engagement, including liabilities under the federal securities laws.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Except as described herein, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company. On July 17, 2000, Jamie A. Wade inherited 17 Shares from his mother's estate.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

     The Information Statement attached hereto as Annex A, and incorporated herein by reference, is being furnished to the Company's stockholders in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders as described in Item 3.

STATE TAKEOVER LAWS.

     A summary of selected provisions of state takeover laws is contained in
Section 15 of the Offer to Purchase under the heading "State Takeover Laws" and is incorporated herein by reference.

REGULATORY APPROVAL.

     A summary of antitrust concerns related to the Offer is contained in
Section 15 of the Offer to Purchase under the heading "Antitrust" and is incorporated herein by reference.

AMENDMENT TO RIGHTS AGREEMENT.

     Each Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase one one-hundred-fiftieth of a share of Series A Junior Participating Preferred Stock of the Company for a price of $50.00 per one one-hundred-fiftieth of a share, subject to adjustment.

     The Rights become exercisable at the specified exercise price upon the earlier of (i) the tenth business day following the first public announcement that any person or group (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Shares (the "Shares Acquisition Date") or (ii) the tenth business day (unless delayed by the Company Board) after any person or group (other than an Exempt Person) has commenced, or announced the intention to commence, a tender or exchange offer that would, upon its consummation, result in such person or group being the beneficial owner of 15% or more of the outstanding Shares (the earlier of such dates being the "Distribution Date"). After the Distribution Date, each holder of a Right (other than the Acquiring Person) will thereafter have the right to acquire shares of Common Stock having a market value of two times the exercise price of the Right; or, in certain circumstances, the right to acquire shares of the Acquiring Person's capital stock having a market value of two times the exercise price of the Right. The Rights may be redeemed at a price of $0.01 per Right at any time prior to the earlier of (i) the time that a person has become an Acquiring Person or (ii) January 1, 2006.

     The Company and the Rights Agent amended the Rights Agreement as of September 5, 2000 to provide that neither Parent nor any of its subsidiaries (including the Purchaser) will be an Acquiring Person by virtue of the approval, execution or delivery of the Merger Agreement, the Stock Option Agreement or the Stockholders Agreement, or the consummation of the transactions contemplated thereby, including, without limitation, the exercise of the stock option. The amendment also provides that neither the approval, execution or delivery of the Merger Agreement, the Stock Option Agreement or the Stockholders Agreement nor the consummation of the transactions contemplated thereby, including, without limitation, the exercise of the stock option, will constitute a Stock Acquisition Date, a Distribution Date or any other separation of the Rights from the underlying Common Stock, nor entitle or permit the holders of the Rights to exercise the Rights or otherwise affect the rights of the holders of Rights, including giving the holders of Rights the right to acquire securities of any party to the Merger Agreement.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(a)(1)   Letter to the stockholders of the Company, dated September
         13, 2000.*
(a)(2)   Sections 11, 14 and 15 of the Offer to Purchase, dated
         September 13, 2000 (incorporated by reference from Exhibit
         (a)(1)(A) to the Schedule TO filed on September 13, 2000).
(a)(3)   Form of Letter of Transmittal 2000 (incorporated by
         reference from Exhibit (a)(1)(B) to the Schedule TO filed on
         September 13, 2000).
(a)(4)   Opinion of Goldman, Sachs & Co., dated September 5, 2000
         (included as Annex B to this Statement).*
(a)(5)   Joint Press Release and letter to employees issued by the
         Company and Parent on September 5, 2000 (previously filed
         under cover of Schedule 14D-9C filed by the Company on
         September 5, 2000).
(a)(6)   Joint Press Release, dated September 13, 2000 (incorporated by reference from Exhibit (a)(1)(G) to the Schedule TO filed on September 13, 2000).
(a)(7)   Summary Advertisement, dated September 13, 2000
         (incorporated by reference from Exhibit (a)(1)(H) to the
         Schedule TO filed on September 13, 2000).
(e)(1)   Agreement and Plan of Merger, dated as of September 5, 2000, among Parent, the Purchaser and the Company (incorporated by reference from Exhibit (d)(1) to the Schedule TO filed on
         September 13, 2000).
(e)(2)   Stock Option Agreement, dated as of September 5, 2000,
         between Parent and the Company (incorporated by reference
         from Exhibit (d)(2) to the Schedule TO filed on September
         13, 2000).
(e)(3)   Stockholders Agreement, dated as of September 5, 2000, among
         Parent, Purchaser and the stockholders of the Company named therein (incorporated by reference from Exhibit (d)(3) to
         the Schedule TO filed on September 13, 2000).
(e)(4)   First Amendment, effective as of September 5, 2000, to
         Rights Agreement, dated as of January 1, 1996, between the
         Company and First Chicago Trust Company of New York, as
         Rights Agent (incorporated by reference from Exhibit 4.2 to the Form 8A/A filed by the Company on September 6, 2000).
(e)(5)   Matthew M. Rizai Employment and Severance Agreements, dated as of January 1, 1996, and Option Agreements, dated June 9,
         1994 and February 11, 1995 (incorporated by reference from the Company's Registration Statement on Form S-1, SEC file
         no. 333-80705).
(e)(6)   Martin J. Vanderploeg Employment and Severance Agreements,
         dated as of January 1, 1996, and Option Agreements, dated
         June 9, 1994 and February 11, 1995 (incorporated by
         reference from the Company's Registration Statement on Form
         S-1, SEC file no. 333-80705).
(e)(7)   Jamie A. Wade Employment and Severance Agreements, dated as of January 1, 1996, and Option Agreement, dated February 11,
         1995 (incorporated by reference from the Company's
         Registration Statement on Form S-1, SEC file no. 333-80705).
(e)(8)   Robert M. Nierman Employment Agreement, dated April 21,
         1999, and Option Agreement, dated April 30, 1999
         (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).
(e)(9)   Jeff D. Trom Employment and Severance Agreements, dated as of January 1, 1996 (incorporated by reference from the
         Company's Registration Statement on Form S-1, SEC file no.
         333-80705).
(e)(10)  Robert L. Cyr Employment Agreement, dated as of January 1,
         2000 (incorporated by reference from the Company's Quarterly
         Report on Form 10-Q for the fiscal quarter ended March 31,
         2000).

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(e)(11)  Michael K. O'Gara Employment Agreement, dated as of February
         28, 2000 (incorporated by reference from the Company's
         Quarterly Report on Form 10-Q for the fiscal quarter ended
         March 31, 2000).
(e)(12)  Amendment No. 1 to Employment Agreement with Matthew M.
         Rizai, dated as of January 1, 2000 (incorporated by
         reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000).
(e)(13)  Amendment No. 1 to Employment Agreement with Martin J.
         Vanderploeg, dated as of January 1, 2000 (incorporated by
         reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000).
(e)(14)  Amendment No. 1 to Employment Agreement with Jamie A. Wade, dated as of January 1, 2000 (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000).
(e)(15)  Amendment No. 1 to Employment Agreement with Jeff D. Trom, dated as of January 1, 2000 (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000).
(e)(16)  Non-Competition/No-Solicitation Agreement by Matthew M.
         Rizai, dated as of September 5, 2000.*
(e)(17)  Non-Competition/No-Solicitation Agreement by Martin J.
         Vanderploeg, dated as of September 5, 2000.*
(e)(18)  Non-Competition/No-Solicitation Agreement by Jamie A. Wade,
         dated as of September 5, 2000.*
(e)(19)  Non-Competition/No-Solicitation Agreement by Jeff D. Trom,
         dated as of September 5, 2000.*
(e)(20)  Information Statement of the Company, dated September 13,
         2000 (included as Annex A hereto).*

---------------
*   Included with this Statement.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2000                            ENGINEERING ANIMATION, INC.

                                                    By: /s/ JAMIE A. WADE
                                                    --------------------------------------------------
                                                    Name: Jamie A. Wade
                                                    Title: Vice President of Administration
                                                           and Secretary

                                                                         ANNEX A

                          ENGINEERING ANIMATION, INC.
                               ISU RESEARCH PARK
                             2321 NORTH LOOP DRIVE
                                AMES, IOWA 50010

                             INFORMATION STATEMENT
                  PURSUANT TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     We are mailing this Information Statement on or about September 13, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of Engineering Animation, Inc. ("EAI"). You are receiving this Information Statement in connection with the possible election of persons designated by Unigraphics Solutions Inc., a Delaware corporation ("Parent"), to a majority of seats on the Board of Directors of EAI. On September 5, 2000, we entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Parent, UGS Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Parent, and EAI, pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $0.01 per share, of EAI (the "Common Stock"), and the associated preferred stock purchase rights (shares of Common Stock together with any associated rights are referred to in this Information Statement as the "Shares") at a price per Share of $13.75 (the "Offer Price"), net to the seller in cash, upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated September 13, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to you with this Information Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by the Parent with the Securities and Exchange Commission on September 13, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into EAI (the "Merger"). Following consummation of the Merger, EAI will continue as the surviving corporation and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Parent, any of its subsidiaries (including Purchaser), EAI, and Shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration").

     The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement forms Annex A. We filed the Statement with the SEC on September 13, 2000 and are mailing it to EAI stockholders along with this Information Statement.

     We are mailing this Information Statement to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information in this document supplements certain information included in the Statement. Parent has provided the information in this document that relates to Parent, Purchaser or the Parent designees. We urge you to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters described in this Information Statement.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on September 13, 2000. Unless the Purchaser extends the Offer, it will expire at 12:00 midnight, Central Daylight Time, on Wednesday, October 11, 2000.

                                    GENERAL

     The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of our stockholders. As of the close of business on August 31, 2000, there were 12,072,619 outstanding shares of Common Stock, none of which were owned by Parent or Purchaser.

               RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by Parent or Purchaser pursuant to the Offer, Parent will be entitled to designate that number of directors on EAI's Board of Directors, rounded up to the next whole number, as is equal to the product of the total number of directors on EAI's Board (giving effect to the directors designated by Parent pursuant to this right) multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding.

     The Merger Agreement provides that we will, upon request of Purchaser, promptly either increase the size of EAI's Board of Directors or secure the resignations of that number of its incumbent directors, or both, as is necessary to enable the Parent designees to be elected to the Board and will cause the Parent designees to be so elected.

     Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, until the Effective Time there will be at least two members of the EAI Board who were directors on the date of the Merger Agreement.

     Parent will select its designees from among the individuals listed below. Each of them has consented to serve as a director of EAI if appointed or elected. None of the Parent designees currently is a director of, or holds any positions with, EAI. Parent has advised us that, to the best of its knowledge, except as set forth below, none of the Parent designees or any of their affiliates beneficially owns any equity securities or rights to acquire any equity securities of EAI, nor has any of them been involved in any transaction with EAI or any of our directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Parent and EAI that have been described in the Schedule TO or the Statement. Parent has advised us that, to the best of its knowledge, none of the Parent designees has any family relationship with any current director or executive officer of EAI. The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as a Parent designee are set forth below. Unless otherwise indicated, each of them has held his or her present position for the past five years, and each occupation refers to employment with Parent. Unless otherwise indicated, each of these individuals is a citizen of the United States, and the business address of each of them is 13736 Riverport Drive, Maryland Heights, MO 63043.

                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
          NAME              AGE            POSITIONS HELD DURING THE PAST FIVE YEARS
          ----              ---            ------------------------------------------
Anthony J. Affuso           54    Mr. Affuso was appointed President and Chief Executive
                                  Officer and Director of Parent on July 12, 2000. From
                                  January 1998 to July 2000, Mr. Affuso served as Vice
                                  President, Products and Operations of Parent. From March
                                  1992 to December 1997, Mr. Affuso served as the Vice
                                  President of Software Development and Marketing of the
                                  Unigraphics division of EDS, with responsibility for
                                  research and development for Parent's core products. From
                                  September 1989 to March 1992, Mr. Affuso was in charge of
                                  the business unit of EDS which automated GM's worldwide
                                  engineering, computing, communications and information
                                  management infrastructure.
Douglas E. Barnett          41    Mr. Barnett was appointed Vice President, Chief Financial
                                  Officer of Parent on March 2, 1998 and was appointed
                                  Treasurer of Parent on May 19, 1999. From January 1996 to
                                  March 1998, Mr. Barnett served as Vice President and
                                  Corporate Controller of Giddings & Lewis, Inc. ("Giddings &
                                  Lewis"), a publicly traded company and the largest supplier of industrial automation products in North America. From
                                  1991 to 1996, Mr. Barnett served as Treasurer of Giddings &
                                  Lewis.
Michael L. Desmond          56    Mr. Desmond was appointed Vice President, Human Resources of
                                  Parent effective July 14, 1999. From March 1, 1998 until
                                  July 14, 1999, he was the executive in charge of Parent's
                                  human resource functions. From July 1994 to February 1998,
                                  Mr. Desmond served as Vice President, Human Resources for
                                  Global One (formerly Sprint International). Prior to July
                                  1994, Mr. Desmond served in a variety of executive human
                                  resource positions with several Fortune 500 companies.
James Duncan                63    Mr. Duncan was appointed Vice President, Europe of Parent on
                                  January 1, 1998. Mr. Duncan oversees operations in countries located throughout Europe, South Asia, the Middle East and
                                  Africa. Mr. Duncan served as Managing Director of the
                                  European operations for the Unigraphics division of EDS from
                                  November 1991 to December 1997. Mr. Duncan is a British
                                  citizen.
Charles C. Grindstaff       43    Mr. Grindstaff was appointed Vice President, Products and
                                  Operations of Parent on July 12, 2000. Mr. Grindstaff has
                                  responsibility of research and development, product
                                  marketing and technical support functions for Parent
                                  products. Mr. Grindstaff served as Director of the
                                  Unigraphics Line of Business from June 1998 to June 2000.
                                  Prior to June 1998, Mr. Grindstaff directed research and
                                  development activities for computer-aided design,
                                  computer-aided engineering and computer-aid manufacturing
                                  functions at Parent.
Dennis P. Kruse             51    Mr. Kruse was appointed Vice President, Americas of Parent on January 1, 1998. Mr. Kruse served as Vice
                                  President-Sales, Americas for the Unigraphics division of
                                  EDS from April 1994 to December 1997 with responsibility for sales, pre- and post-sales support, training and technical sales support. From 1987 to 1994, Mr. Kruse served as
                                  Director of the Western Region for the Unigraphics division of EDS and, prior to 1991, he was employed by McDonnell
                                  Douglas Systems Integration Company. Mr. Kruse owns 4,000
                                  shares of EAI common stock.

                         OWNERSHIP OF EAI COMMON STOCK

     The following table shows how much EAI common stock the directors, the executive officers named in the Summary Compensation Table, and all executive officers and directors as a group beneficially owned as of August 31, 2000. The named executive officers include the Chief Executive Officer and the four other most highly compensated executive officers based on compensation earned during 1999. The table would also show all other persons we know to be beneficial owners of more than 5% of EAI common stock; however, we do not know of any as of August 31, 2000.

     Beneficial ownership is a technical term broadly defined by the SEC to mean more than ownership in the usual sense. In general, beneficial ownership includes any shares a stockholder can vote or transfer and stock options that are exercisable currently or that become exercisable within 60 days. These shares are considered to be outstanding for the purpose of calculating the percentage of outstanding EAI common stock owned by a particular stockholder, but are not considered to be outstanding for the purpose of calculating the percentage ownership of any other person. The stockholders named in this table have sole voting and investment power for all shares shown as beneficially owned by them.

------------------------------------------------------------------------------------------------------
                                                                     STOCK OPTIONS
                                                   SHARES OF      EXERCISABLE AS OF OR
                                                  COMMON STOCK     WITHIN SIXTY DAYS      PERCENT
    NAMED EXECUTIVE OFFICERS AND DIRECTORS           OWNED           AFTER 8/31/00        OF CLASS
------------------------------------------------------------------------------------------------------
   Matthew M. Rizai(1)                             467,639(2)           319,289             6.4%
------------------------------------------------------------------------------------------------------
   Robert M. Nierman                                       --            56,250             *
------------------------------------------------------------------------------------------------------
   Martin J. Vanderploeg(1)                           378,026           408,903             6.3%
------------------------------------------------------------------------------------------------------
   Jamie A. Wade                                    44,066(3)            20,100             *
------------------------------------------------------------------------------------------------------
   Jerome M. Behar(4)                                     150            66,250             *
------------------------------------------------------------------------------------------------------
   Michael M. Crow                                     63,948            25,200             *
------------------------------------------------------------------------------------------------------
   Laurence J. Kirshbaum                                   --            30,750             *
------------------------------------------------------------------------------------------------------
   All directors and executive officers as a
      group (10 persons)                            1,419,786           960,867            19.3%
------------------------------------------------------------------------------------------------------

  *  Less than one percent

 (1) Address: c/o Engineering Animation, Inc., 2321 North Loop Drive, Ames, Iowa 50010.
 (2) Held by the Matthew Rizai Family Limited Partnership.
 (3) Includes 6,249 shares held in Mr. Wade's Individual Retirement Account.
 (4) Mr. Behar's employment at EAI ended February 29, 2000.

     On September 5, 2000, in connection with the execution of the Merger Agreement, EAI entered into a Stock Option Agreement with Parent pursuant to which we granted to Parent an option to purchase a number of shares of EAI common stock equal to 19.9% of all shares of EAI common stock currently issued and outstanding at an exercise price of $13.75 per share.

                               BOARD OF DIRECTORS

     The Board of Directors is divided into three classes with staggered terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Biographical information on each director, including age, follows:

                             TERMS EXPIRING IN 2001
                      ------------------------------------

MARTIN J. VANDERPLOEG, PH.D.                           Age: 43                       Director since: 1988

     Dr. Vanderploeg co-founded EAI in 1988. He has served as Executive Vice President since October 1993, as Secretary from June 1990 until November 1995 and as a Co-General Manager of the Software Division from October 1997 until August 1999. His prior experience includes serving as a faculty member in mechanical engineering at Iowa State University and performing contract research for a number of large corporations. Dr. Vanderploeg earned a Ph.D. in Mechanical Engineering from Michigan State University.


LAURENCE J. KIRSHBAUM                                  Age: 56                       Director since: 1995

     Mr. Kirshbaum has been Chairman of Time Warner Trade Publishing since 1997. From 1984 to 1997, he was President and CEO of Warner Books Inc., a subsidiary of Time Warner Inc. Mr. Kirshbaum is a director of Hoover's, Inc., an Internet provider of company and industry information. Mr. Kirshbaum earned a B.A. from the University of Michigan.

                             TERMS EXPIRING IN 2002
                      ------------------------------------


MATTHEW M. RIZAI, PH.D.                                Age: 44                       Director since: 1990

     Dr. Rizai has been Chairman and Chief Executive Officer since June 1990 and Treasurer since November 1995. He was President from June 1990 until November 1999. Dr. Rizai's prior experience includes serving as an associate with a venture capital firm, a senior research engineer with General Motors Corporation and a development engineer with Ford Motor Company. Dr. Rizai earned a Ph.D. in Mechanical Engineering from Michigan State University and an M.B.A. from the University of Chicago.


MICHAEL M. CROW, PH.D.                                 Age: 44                       Director since: 1991

     Dr. Crow has been Executive Vice Provost at Columbia University since August 1991. Dr. Crow served as the Director of the Institute for Physical Research and Technology and the Office of Science Policy and Research at Iowa State University from July 1985 to June 1991. Dr. Crow earned a Ph.D. in Public Administration (Science and Technology Policy) from Syracuse University.

                             TERMS EXPIRING IN 2003
                      ------------------------------------


JAMIE A. WADE                                          Age: 52                       Director since: 1995

     Mr. Wade has served as Vice President of Administration and General Counsel since June 1994 and Secretary since November 1995. From 1983 to 1994, Mr. Wade was a partner with Davis, Hockenberg, Wine, Brown, Koehn & Shors, P.C., a Des Moines law firm. Mr. Wade earned a J.D. from Drake University Law School and a B.A. from Drake University College of Business.

                             DIRECTOR COMPENSATION

     Directors who are EAI employees receive no fees for their services as directors. Non-employee "outside" directors receive an annual retainer of $20,000, and a fee of $1,000 and reimbursement of expenses for each Board and committee meeting they attend.

     Outside directors participate in the Non-Employee Directors Stock Option Plan. The Chairman of the Board, Matthew Rizai, administers this plan. Each non-employee director receives an initial option to purchase 7,500 shares of EAI common stock in the year he or she joins the Board and an option to purchase an additional 7,500 shares for each subsequent year he or she serves. The options have a fifteen-year term and an exercise price equal to the fair market value of EAI common stock on the date the option is granted. The initial options granted under the plan become exercisable in four equal annual installments, with the first increment becoming exercisable immediately. Subsequent options are exercisable when they are granted. Directors may only transfer the options by will or by the laws of descent and distribution.

                         MEETINGS AND COMMITTEES OF THE
                               BOARD OF DIRECTORS

     The Board of Directors met twelve times during 1999. In addition to meetings of the full Board, some directors attended meetings of Board committees. The Board has standing audit and compensation committees. Each director attended or participated by telephone in greater than 75% of the aggregate of the meetings of the Board and of the committees on which he served.

     The Audit Committee recommends the independent public auditors to the Board and oversees our accounting and audit functions. Drs. Rizai and Crow and Mr. Kirshbaum are the members of the Audit Committee. The Committee met three times during 1999.

     The Compensation Committee determines executive officers' salaries, bonuses and other compensation. Dr. Crow and Mr. Kirshbaum are the members of the Compensation Committee. The Committee met three times during 1999.

                           EXECUTIVE OFFICERS OF EAI

     The Board of Directors generally appoints the executive officers at the first meeting of the Board held after the annual meeting of stockholders. The executive officers hold office until a successor is elected and qualified or until death, resignation or removal in accordance with our by-laws. Our current executive officers are:

MATTHEW M. RIZAI

     AGE:           44

     TITLE:         Chairman, Chief Executive Officer and Treasurer

     EXPERIENCE:    Dr. Rizai has been our Chairman, Chief Executive Officer and a Director since joining EAI in June 1990. He has been Treasurer since November 1995. He was President from June
                    1990 until November 1999. Dr. Rizai's prior experience includes serving as an associate with a venture capital firm, a senior research engineer with General Motors
                    Corporation and a development engineer with Ford Motor
                    Company. Dr. Rizai earned a Ph.D. in Mechanical Engineering from Michigan State University and an M.B.A. from the University of Chicago.

ROBERT M. NIERMAN

     AGE:           55

     TITLE:         President and Chief Operating Officer

     EXPERIENCE:    Mr. Nierman has served as President since November 1999 and
                    Chief Operating Officer since joining EAI in May 1999. He was Executive Vice President from May until November 1999.
                    Mr. Nierman's prior experience includes serving as Executive
                    Vice President and Chief Operating Officer of Structural
                    Dynamics Research Corporation (SDRC) from January 1997 until
                    May 1999, and President and Chief Executive Officer of
                    Metaphase Technologies, Inc. from October 1992 until
                    December 1996. Mr. Nierman attended Cornell University.

MARTIN J. VANDERPLOEG

     AGE:           43

     TITLE:         Executive Vice President

     EXPERIENCE:    Dr. Vanderploeg co-founded EAI in 1988. He has served as
                    Executive Vice President since October 1993. Dr. Vanderploeg has been a Director since 1988. He was Secretary from June
                    1990 until November 1995 and a Co-General Manager of the Software Division from October 1997 until August 1999. His prior experience includes serving as a faculty member in mechanical engineering at Iowa State University and performing contract research for a number of large corporations. Dr. Vanderploeg earned a Ph.D. in Mechanical
                    Engineering from Michigan State University.

JAMIE A. WADE

     AGE:           52

     TITLE:         Vice President of Administration, General Counsel and
                    Secretary

     EXPERIENCE:    Mr. Wade has served as our Vice President of Administration and General Counsel since June 1994 and Secretary since
                    November 1995. He has been a Director since 1995. From 1983 to 1994, Mr. Wade was a partner with Davis, Hockenberg, Wine, Brown, Koehn & Shors, P.C., a Des Moines law firm. Mr.
                    Wade earned a J.D. from Drake University Law School and a
                    B.A. from Drake University College of Business.

ROBERT L. CYR

     AGE:           40

     TITLE:         Vice President of Worldwide Sales and Marketing

     EXPERIENCE:    Mr. Cyr has served as our Vice President of Worldwide Sales and Marketing since January 2000. Prior to that, Mr. Cyr was
                    Vice President of the Americas and Asia Pacific for SDRC in
                    1998. Mr. Cyr worked for Honeywell-Measurex Corporation (and formerly Measurex Corporation) from 1995 through 1997, serving in several national and international sales and service vice presidential positions. He earned a B.S. in Chemical Engineering from the University of Maine's Bowdoin
                    College.

MICHAEL K. O'GARA

     AGE:           53

     TITLE:         Vice President of Finance and Chief Financial Officer

     EXPERIENCE:    Mr. O'Gara joined EAI in October 1999, serving as our Vice
                    President of Business Operations until March 2000, when he became Vice President of Finance and Chief Financial
                    Officer. Prior to joining EAI, he served as an executive of business operations for SDRC from January 1997 until August
                    1999, and Chief Financial Officer for Metaphase
                    Technologies, Inc. from October 1992 until December 1996.
                    Mr. O'Gara earned a B.S. in Accounting from Minnesota State
                    University -- Mankato.

JEFF D. TROM

     AGE:           40

     TITLE:         Vice President and Chief Technology Officer

     EXPERIENCE:    Dr. Trom, a co-founder of EAI, has held the position of Vice
                    President since June 1990, and Chief Technology Officer since November 1999. He served as Treasurer from June 1990 until November 1995. Dr. Trom earned a Ph.D. in Mechanical
                    Engineering from Iowa State University.

                       SECTION 16(A) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers, directors and 10% stockholders file reports of ownership and changes of ownership of EAI common stock with the SEC. Based on a review of copies of these reports provided to us during 1999, we believe that all filing requirements were met.

                             EXECUTIVE COMPENSATION

     The table on the following page summarizes the before-tax 1999 compensation for the Chief Executive Officer and the other four most highly compensated executive officers of EAI.

                           SUMMARY COMPENSATION TABLE

---------------------------------------------------------------------------------------------------------------
                                                                             LONG TERM
                                                                            COMPENSATION
                                                                             NUMBER OF
                                                                             SECURITIES
                 NAME AND                           ANNUAL COMPENSATION      UNDERLYING        ALL OTHER
            PRINCIPAL POSITION             YEAR    SALARY($)    BONUS($)      OPTIONS       COMPENSATION($)
---------------------------------------------------------------------------------------------------------------
    Matthew M. Rizai                       1999    395,000           --       320,000(1)       10,153(2)
    Chief Executive Officer                1998    295,000      200,000        60,000           8,569(2)
    and Treasurer                          1997    235,000      205,000            --           8,062(2)
---------------------------------------------------------------------------------------------------------------
    Robert M. Nierman                      1999    184,524      109,615       265,000           2,086(4)
    Chief Operating Officer and
    President(3)
---------------------------------------------------------------------------------------------------------------
    Martin J. Vanderploeg                  1999    395,000           --       320,000(1)       10,153(5)
    Executive Vice President               1998    295,000      200,000        60,000           8,483(5)
                                           1997    235,000      205,000            --           8,062(5)
---------------------------------------------------------------------------------------------------------------
    Jamie A. Wade                          1999    200,000           --        28,000(6)        3,958(7)
    Vice President of                      1998    155,000       40,000         6,000           2,746(7)
    Administration, General                1997    140,000       30,000            --           2,069(7)
    Counsel and Secretary
---------------------------------------------------------------------------------------------------------------
    Jerome M. Behar                        1999    200,000           --         8,000(6)        3,889(8)
    Vice President of Finance              1998    150,000       50,000        13,500           3,658(8)
    and Chief Financial Officer            1997    78,750        20,000        54,750           3,115(8)
---------------------------------------------------------------------------------------------------------------

(1) Includes 200,000 options cancelled in 1999.

(2) Consists of $6,953, $3,463 and $3,128 of premiums on a life insurance policy paid in 1999, 1998 and 1997, and $3,200, $5,106 and $4,934 of matching contributions by EAI to the Engineering Animation, Inc. Retirement Plan made in 1999, 1998 and 1997.

(3) Mr. Nierman began working at EAI in May 1999.

(4) Consists of premiums on a life insurance policy paid in 1999.

(5) Consists of $6,953, $3,463 and $3,128 of premiums on a life insurance policy paid in 1999, 1998 and 1997, and $3,200, $5,020 and $4,934 of matching contributions by EAI to the Engineering Animation, Inc. Retirement Plan made in 1999, 1998 and 1997.

(6) Includes 8,000 shares of performance based grants that fully lapsed on February 9, 2000, due to Company performance criteria not being met.

(7) Consists of $1,648, $686 and $609 of premiums on a life insurance policy paid in 1999, 1998 and 1997, and $2,310, $2,060 and $1,460 of matching contributions by EAI to the Engineering Animation, Inc. Retirement Plan made in 1999, 1998 and 1997.

(8) Consists of $689, $333 and $112 of premiums on a life insurance policy paid in 1999, 1998 and 1997, and $3,200, $3,325 and $750 of matching contributions by EAI to the Engineering Animation, Inc. Retirement Plan made in 1999, 1998 and 1997, and $2,253 paid in 1997 for taxable relocation expenses. Mr. Behar was employed from June 1, 1997 until February 29, 2000.

                             OPTION GRANTS IN 1999

     This table provides information relating to the 1999 stock option grants to the executive officers listed in the Summary Compensation Table.

                                                                                         POTENTIAL REALIZABLE VALUE
                            NUMBER OF            % OF                                      AT ASSUMED ANNUAL RATES
                           SECURITIES        TOTAL OPTIONS                               OF STOCK PRICE APPRECIATION
                           UNDERLYING         GRANTED TO      EXERCISE                         FOR OPTION TERM
                             OPTIONS         EMPLOYEES IN       PRICE      EXPIRATION    -------------------------------
         NAME              GRANTED (#)        FISCAL YEAR     ($/SHARE)       DATE         5% ($)         10% ($)
-----------------------    -----------       -------------    ---------    ----------    -----------    ------------
 Matthew M. Rizai            120,000              6.71          44.25        2/09/09      5,575,500       5,841,000
                             200,000(1)          11.18          19.69        6/28/09      4,134,480       4,331,360
                           ----------        ---------                                   -----------    ------------
       Total                 320,000             17.89                                    9,709,980      10,172,360
                           ----------        ---------                                   -----------    ------------
                           ----------        ---------                                   -----------    ------------
 Robert M. Nierman           225,000             12.58          15.91        4/30/09      3,758,029       3,936,983
                              40,000              2.24           8.44        11/4/09        354,396         371,272
                           ----------        ---------                                   -----------    ------------
       Total                 265,000             14.82                                    4,112,425       4,308,255
                           ----------        ---------                                   -----------    ------------
                           ----------        ---------                                   -----------    ------------
 Martin J. Vanderploeg       120,000              6.71          44.25        2/09/09      5,575,500       5,841,000
                             200,000(1)          11.18          19.69        6/28/09      4,134,480       4,331,360
                           ----------        ---------                                   -----------    ------------
       Total                 320,000             17.89                                    9,709,980      10,172,360
                           ----------        ---------                                   -----------    ------------
                           ----------        ---------                                   -----------    ------------
 Jamie A. Wade                 8,000(2)           0.45          44.25        2/09/09        371,700         389,400
                              20,000              1.12           8.44       11/04/09        177,198         185,636
                           ----------        ---------                                   -----------    ------------
       Total                  28,000              1.57                                      548,898         575,036
                           ----------        ---------                                   -----------    ------------
                           ----------        ---------                                   -----------    ------------
 Jerome M. Behar               8,000(2)           0.45          29.75        2/09/09        249,900         261,800
                           ----------        ---------                                   -----------    ------------
                           ----------        ---------                                   -----------    ------------

------------------------
(1) Grant that was cancelled in 1999.

(2) Performance based grant that fully lapsed on February 9, 2000, due to Company performance criteria not being met.

                      AGGREGATED OPTION EXERCISES IN 1999
                       AND FISCAL YEAR-END OPTION VALUES

     This table provides information regarding the exercise of stock options during 1999 by the CEO and the other four most highly compensated executives. The "value realized" is calculated using the difference between the option exercise price and the price of our common stock on the date of exercise multiplied by the number of shares subject to the option. The "value of unexercised in-the-money options at fiscal year end" is calculated using the difference between the option exercise price and $8.75 (the last reported market price of our common stock on December 31, 1999) multiplied by the number of shares underlying the option. An option is in-the-money if the market value of the common stock subject to the option is greater than the exercise price.

                      AGGREGATED OPTION EXERCISES IN 1999
                       AND FISCAL YEAR-END OPTION VALUES

------------------------------------------------------------------------------------------------------------------------
                                                              NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                SHARES                        OPTIONS AT FY-END (#)             AT FY-END ($)
                             ACQUIRED ON       VALUE       -------------------------------------------------------------
           NAME              EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
------------------------------------------------------------------------------------------------------------------------
 Matthew M. Rizai                   --             --        274,289         180,000      1,149,349           --
------------------------------------------------------------------------------------------------------------------------
 Robert M. Nierman                  --             --             --         265,000             --       12,480
------------------------------------------------------------------------------------------------------------------------
 Martin J. Vanderploeg              --             --        363,903         180,000      1,814,016           --
------------------------------------------------------------------------------------------------------------------------
 Jamie A. Wade                  25,300        449,984         13,500       41,200(1)         31,825       40,440
------------------------------------------------------------------------------------------------------------------------
 Jerome M. Behar                    --             --         28,571       45,499(1)             --           --
------------------------------------------------------------------------------------------------------------------------

(1) Includes 8,000 shares each of performance based grants that fully lapsed on February 9, 2000, due to Company performance criteria not being met.

                     EMPLOYMENT AND SEVERANCE ARRANGEMENTS

     The employment and severance arrangements for executive officers are discussed under the heading "Effects of the Offer and the Merger Under Company Stock Plans and Agreements Between the Company and its Executive
Officers--Employment and Severance Arrangements" in the Statement, to which this Information Statement forms Annex A.

                      REPORT OF THE COMPENSATION COMMITTEE
                           OF THE BOARD OF DIRECTORS

     The Compensation Committee of the Board of Directors is composed of two outside directors. The Committee recommends our executive officers' compensation to the Board. It also approves the terms of executive employment and severance arrangements, and administers and approves the stock option grants under the Stock Option Plan and the 1997 Non-Qualified Stock Option Plan.

     The Committee's goals are to:

     - motivate executive officers to create value for EAI's stockholders through compensation incentives that are tied to EAI's operating and stock market performance;

     - reward executives for both individual performance and EAI's performance;

     - provide compensation and benefits at levels that enable EAI to attract and retain high-quality professionals; and

     - align the interests of EAI's officers and directors with stockholder interests by using stock options as an element of compensation.

     EXECUTIVE COMPENSATION PROGRAMS: Executive officer compensation is composed of base salary, a cash bonus and stock options. The Committee believes that EAI's stockholders are best served by emphasizing the cash bonus and stock option elements of compensation since doing so aligns the executive officers' interests with stockholder interests.

     Base Salary. The Board considers the Committee's recommendations and the terms of executive employment agreements in setting annual base salaries for executives. In making its recommendations, the Committee reviews historical compensation levels of the executives, and their past and potential future performance. In determining base salaries, the Committee considers compensation information of comparable companies in the industry, but does not use any particular indices.

     Cash Bonus. Executives may receive cash bonuses during and after the end of each fiscal year. These bonuses depend primarily on EAI's financial performance and the achievement of corporate objectives established by the Committee at the beginning of each fiscal year. Executives involved in sales and marketing activities may also receive commissions on sales of EAI's products and services. In determining bonuses for the 1999 fiscal year, the Committee considered individual performance goals as well as EAI's net income, revenues and business unit sales. The Committee considers compensation information of comparable companies in the industry to establish appropriate bonuses but does not use any particular indices.

     Stock Options. Executives generally receive stock options through initial option grants at the time of hire and periodic additional option grants. EAI's practice has been to set the exercise price of stock options at the fair market value of EAI common stock on the date the option is granted and to provide vesting provisions based upon EAI's financial performance, performance of the business unit and, if such performance provisions are met, vesting over a period of years. The Committee believes that stock options effectively align the long-term interests of executives and stockholders since the executives realize gains on option exercises only if the performance and longevity provisions are met and only if EAI's stock price increases over the fair market value at the date of grant.

     In determining the amount of option grants, the Committee evaluates the executive's job level, responsibilities for the upcoming fiscal year, responsibilities for prior years and the size of awards received in prior years relative to EAI's overall performance. Options generally become exercisable over a period of four years, beginning on the first anniversary of issuance. From time to time, EAI issues options to executives that are immediately exercisable.

     The performance based stock option grants awarded to the executive officers in 1999 were cancelled because the 1999 performance criteria were not met. Additionally, stock options granted to Drs. Rizai and Vanderploeg in 1999 were cancelled.

     CHIEF EXECUTIVE OFFICER COMPENSATION: The Committee evaluates the CEO's performance and determines his compensation in accordance with the factors that apply to executive officers generally. The CEO's base salary for 1999, as shown in the Summary Compensation Table, represented a 34% increase over 1998. This increase was based on comparison to compensation of CEOs in comparable companies in the industry and upon the financial performance of EAI during 1998.

     DEDUCTIBILITY OF EXECUTIVE COMPENSATION: Internal Revenue Code Section 162(m) limits the deductibility by EAI of compensation in excess of $1,000,000 paid to each of the CEO and the other four most highly compensated executive officers. Certain "performance based compensation" is not included in compensation counted for purposes of the limit. The Committee has attempted to structure EAI's compensation programs to preserve full deductibility and will continue to assess the impact of Section 162(m) on its compensation practices.

                                          Compensation Committee

                                          Michael Crow
                                          Laurence Kirshbaum

                              COMPANY PERFORMANCE

     This graph shows a comparison of cumulative total returns for EAI, The Nasdaq Stock Market, Inc.-U.S. and a group of public companies in the H&Q Computer Software Index from February 29, 1996 (the date EAI common stock was first offered to the public) through December 31, 1999. The graph assumes an initial investment of $100 and the reinvestment of dividends.

                              [PERFORMANCE GRAPH]

                            CUMULATIVE TOTAL RETURN

------------------------------------------------------------------------------------------------------
                                           2/29/96    12/31/96    12/31/97    12/31/98    12/31/99
------------------------------------------------------------------------------------------------------
  Engineering Animation, Inc.               $100        $135        $256        $450        $ 73
------------------------------------------------------------------------------------------------------
  The Nasdaq Stock Market, Inc. - U.S.       100         118         144         204         368
------------------------------------------------------------------------------------------------------
  H&Q Computer Software Index                100         117         141         184         419
------------------------------------------------------------------------------------------------------

                                    ANNEX B
                       [GOLDMAN, SACHS & CO. LETTERHEAD]

PERSONAL & CONFIDENTIAL

September 5, 2000

Board of Directors
Engineering Animation, Inc.
2321 North Loop Drive
Ames, IA 50010

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Engineering Animation, Inc. (the "Company") of the $13.75 per Share in cash proposed to be paid by Unigraphics Solutions Inc. ("Parent") in the Offer and Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of September 5, 2000, among Parent, UGS Acquisition Corporation, a wholly-owned subsidiary of Parent ("Purchaser"), and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Offer") pursuant to which Purchaser will pay $13.75 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Offer, Purchaser will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares already owned by Purchaser and Shares in respect of which dissenters' rights have been properly exercised) will be converted into the right to receive $13.75 per Share in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as its financial advisor in connection with the sale of its subsidiary EAI-DELTA GmbH to Dassault Systemes S.A. in March 2000, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to the Parent's controlling shareholder, Electronic Data Systems Corporation ("EDS"), including having acted as co-manager in the secondary public offering of 15,000,000 shares of Common Stock of EDS in May 1999, having acted as co-manager in the public offering of $1,500,000,000 aggregate principal amount of notes in October 1999, and having acted as co-manager in the secondary public offering of 15,000,000 shares of Common Stock of EDS in February 2000. Goldman, Sachs & Co. may provide investment banking services to EDS in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company, Parent or EDS for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed, among other things, the Agreement, Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1999; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with such transaction, or, if applicable, how any holder of Shares should vote in connection with the Merger.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $13.75 per Share in cash to be received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

   /s/ GOLDMAN, SACHS & CO.
---------------------------------
     (GOLDMAN, SACHS & CO.)

          EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(a)(1)   Letter to the stockholders of the Company, dated September
         13, 2000.*
(a)(2)   Sections 11, 14 and 15 of the Offer to Purchase, dated
         September 13, 2000 (incorporated by reference from Exhibit
         (a)(1)(A) to the Schedule TO filed on September 13, 2000).
(a)(3)   Form of Letter of Transmittal 2000 (incorporated by
         reference from Exhibit (a)(1)(B) to the Schedule TO filed on
         September 13, 2000).
(a)(4)   Opinion of Goldman, Sachs & Co., dated September 5, 2000
         (included as Annex B to this Statement).*
(a)(5)   Joint Press Release and letter to employees issued by the
         Company and Parent on September 5, 2000 (previously filed
         under cover of Schedule 14D-9C filed by the Company on
         September 5, 2000).
(a)(6)   Joint Press Release, dated September 13, 2000 (incorporated by reference from Exhibit (a)(1)(G) to the Schedule TO filed on September 13, 2000).
(a)(7)   Summary Advertisement, dated September 13, 2000
         (incorporated by reference from Exhibit (a)(1)(H) to the
         Schedule TO filed on September 13, 2000).
(e)(1)   Agreement and Plan of Merger, dated as of September 5, 2000, among Parent, the Purchaser and the Company (incorporated by reference from Exhibit (d)(1) to the Schedule TO filed on
         September 13, 2000).
(e)(2)   Stock Option Agreement, dated as of September 5, 2000,
         between Parent and the Company (incorporated by reference
         from Exhibit (d)(2) to the Schedule TO filed on September
         13, 2000).
(e)(3)   Stockholders Agreement, dated as of September 5, 2000, among
         Parent, Purchaser and the stockholders of the Company named therein (incorporated by reference from Exhibit (d)(3) to
         the Schedule TO filed on September 13, 2000).
(e)(4)   First Amendment, effective as of September 5, 2000, to
         Rights Agreement, dated as of January 1, 1996, between the
         Company and First Chicago Trust Company of New York, as
         Rights Agent (incorporated by reference from Exhibit 4.2 to the Form 8A/A filed by the Company on September 6, 2000).
(e)(5)   Matthew M. Rizai Employment and Severance Agreements, dated as of January 1, 1996, and Option Agreements, dated June 9,
         1994 and February 11, 1995 (incorporated by reference from the Company's Registration Statement on Form S-1, SEC file
         no. 333-80705).
(e)(6)   Martin J. Vanderploeg Employment and Severance Agreements,
         dated as of January 1, 1996, and Option Agreements, dated
         June 9, 1994 and February 11, 1995 (incorporated by
         reference from the Company's Registration Statement on Form
         S-1, SEC file no. 333-80705).
(e)(7)   Jamie A. Wade Employment and Severance Agreements, dated as of January 1, 1996, and Option Agreement, dated February 11,
         1995 (incorporated by reference from the Company's
         Registration Statement on Form S-1, SEC file no. 333-80705).
(e)(8)   Robert M. Nierman Employment Agreement, dated April 21,
         1999, and Option Agreement, dated April 30, 1999
         (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).
(e)(9)   Jeff D. Trom Employment and Severance Agreements, dated as of January 1, 1996 (incorporated by reference from the
         Company's Registration Statement on Form S-1, SEC file no.
         333-80705).
(e)(10)  Robert L. Cyr Employment Agreement, dated as of January 1,
         2000 (incorporated by reference from the Company's Quarterly
         Report on Form 10-Q for the fiscal quarter ended March 31,
         2000).

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(e)(11)  Michael K. O'Gara Employment Agreement, dated as of February
         28, 2000 (incorporated by reference from the Company's
         Quarterly Report on Form 10-Q for the fiscal quarter ended
         March 31, 2000).
(e)(12)  Amendment No. 1 to Employment Agreement with Matthew M.
         Rizai, dated as of January 1, 2000 (incorporated by
         reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000).
(e)(13)  Amendment No. 1 to Employment Agreement with Martin J.
         Vanderploeg, dated as of January 1, 2000 (incorporated by
         reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000).
(e)(14)  Amendment No. 1 to Employment Agreement with Jamie A. Wade, dated as of January 1, 2000 (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000).
(e)(15)  Amendment No. 1 to Employment Agreement with Jeff D. Trom, dated as of January 1, 2000 (incorporated by reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000).
(e)(16)  Non-Competition/No-Solicitation Agreement by Matthew M.
         Rizai, dated as of September 5, 2000.*
(e)(17)  Non-Competition/No-Solicitation Agreement by Martin J.
         Vanderploeg, dated as of September 5, 2000.*
(e)(18)  Non-Competition/No-Solicitation Agreement by Jamie A. Wade,
         dated as of September 5, 2000.*
(e)(19)  Non-Competition/No-Solicitation Agreement by Jeff D. Trom,
         dated as of September 5, 2000.*
(e)(20)  Information Statement of the Company, dated September 13,
         2000 (included as Annex A hereto).*

---------------
*   Included with this Statement.

                                       E-2